OSISKO GOLD ROYALTIES LTD

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Consolidated Financial Statements

For the years
ended
December 31, 2018 and 2017

Osisko Gold Royalties Ltd
Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting

Osisko Gold Royalties Ltd’s (the “Company’s”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2018. The Company’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s management’s assessment, the Company’s internal control over financial reporting is effective as at December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report which is located on pages 3 and 4 of these consolidated financial statements.

(signed) Sean Roosen, Chief Executive Officer	(signed) Elif Lévesque, Chief Financial Officer

February 20, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Osisko Gold Royalties Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Osisko Gold Royalties Ltd and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of loss, comprehensive loss, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP1

Montréal, Canada
February 20, 2019

We have served as the Company’s auditor since 2006.

__________________________________________________
1 CPA auditor, CA, public accountancy permit No. A123475

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
As at December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars)

		December 31,	December 31,
		2018	2017
	Notes	$	$

Assets

Current assets

Cash and cash equivalents	8	174,265	333,705
Short-term investment	9	10,000	-
Amounts receivable	10	12,321	8,385
Inventories	11	-	9,859
Other assets		1,015	984
		197,601	352,933
Non-current assets

Investments in associates	12	304,911	257,433
Other investments	13	109,603	115,133
Royalty, stream and other interests	14	1,414,668	1,575,772
Exploration and evaluation	15	95,002	102,182
Goodwill	16	111,204	111,204
Other assets		1,657	1,686
		2,234,646	2,516,343

Liabilities

Current liabilities

Accounts payable and accrued liabilities	17	11,732	15,310
Dividends payable	20	7,779	7,890
Provisions and other liabilities	18	3,494	5,632
		23,005	28,832
Non-current liabilities

Long-term debt	19	352,769	464,308
Provisions and other liabilities	18	-	2,036
Deferred income taxes	23	87,277	126,762
		463,051	621,938
Equity attributable to Osisko Gold Royalties Ltd’s shareholders

Share capital	20	1,609,162	1,633,013
Warrants	21	30,901	30,901
Contributed surplus		21,230	13,265
Equity component of convertible debentures	19	17,601	17,601
Accumulated other comprehensive income (loss)		23,499	(2,878)
Retained earnings		69,202	202,503

		1,771,595	1,894,405

		2,234,646	2,516,343

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed) Joanne Ferstman, Director

The notes are an integral part of these consolidated financial statements.	5

Osisko Gold Royalties Ltd
Consolidated Statements of Loss
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2018	2017
	Notes	$	$

Revenues	24	490,472	213,216

Cost of sales	24	(371,305)	(125,645)
Depletion of royalty, stream and other interests	14	(52,612)	(28,065)

Gross profit		66,555	59,506

Other operating expenses

General and administrative	24	(18,156)	(24,558)
Business development	24	(4,525)	(16,199)
Gain on disposal of a stream interest	14	9,094	-
Impairment of assets	14,15	(166,316)	(89,000)
Exploration and evaluation, net of tax credits	24	(183)	(184)

Operating loss		(113,531)	(70,435)

Interest income		4,428	4,255
Dividend income		328	-
Finance costs		(25,999)	(8,384)
Foreign exchange gain (loss)		454	(16,086)
Share of loss of associates	12	(9,013)	(6,114)
Other gains, net	24	2,598	30,829

Loss before income taxes		(140,735)	(65,935)

Income tax recovery	23	35,148	23,147

Net loss		(105,587)	(42,788)

Net loss attributable to:

Osisko Gold Royalties Ltd’s shareholders		(105,587)	(42,501)
Non-controlling interests		-	(287)

Net loss per share attributable to Osisko Gold Royalties Ltd’s shareholders	26
Basic		(0.67)	(0.33)
Diluted		(0.67)	(0.33)

The notes are an integral part of these consolidated financial statements.	6

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars)

	2018	2017
	$	$

Net loss	(105,587)	(42,788)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of loss

Changes in fair value of financial assets at fair value through comprehensive income	(29,773)	6,139
Income tax effect	3,926	(762)

Changes in fair value of derivative financial instruments – cash flow hedges	-	(21,072)

Income tax effect	-	2,824

Share of other comprehensive income (loss) of associates	433	(78)

Items that may be reclassified to the consolidated statement of loss

Currency translation adjustments	60,305	1,532

Share of other comprehensive loss of associates	-	(459)

Other comprehensive income (loss)	34,891	(11,876)

Comprehensive loss	(70,696)	(54,664)

Comprehensive loss attributable to:
Osisko Gold Royalties Ltd’s shareholders	(70,696)	(54,377)
Non-controlling interests	-	(287)

The notes are an integral part of these consolidated financial statements.	7

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars)

		2018	2017
	Notes	$	$
Operating activities
Net loss		(105,587)	(42,788)
Adjustments for:
Share-based compensation		5,791	10,524
Depletion and amortization		52,786	28,210
Finance costs		6,864	2,281
Gain on disposal of a stream interest	14	(9,094)	-
Impairment of assets	14,15	166,316	89,000
Share of loss of associates		9,013	6,114
Net (gain) loss on acquisition of investments		(1,934)	2,099
Net gain on disposal of investments		(6,956)	(703)
Net gain on dilution of investments in associates		(1,545)	(30,560)
Change in fair value of financial assets at fair value through profit and loss		7,837	(1,665)
Deferred income tax recovery		(35,970)	(24,150)
Unrealized foreign exchange loss		179	16,211
Settlement of deferred and restricted share units		(3,117)	(5,539)
Other		194	122
Net cash flows provided by operating activities before changes in non-cash working capital items		84,777	49,156
Changes in non-cash working capital items	27	(2,619)	(440)
Net cash flows provided by operating activities		82,158	48,716

Investing activities
Net (increase) decrease in short-term investments		(10,000)	2,047
Business combination, net of cash acquired	7	-	(621,430)
Settlement of derivative financial instruments	7	-	(21,072)
Acquisition of investments		(104,746)	(226,766)
Proceeds on disposal of investments		27,043	71,090
Acquisition of royalty and stream interests		(141,101)	(80,119)
Proceeds on sale of a stream interest	14	159,383	-
Property and equipment		(105)	(137)
Exploration and evaluation tax credits (expenses), net		3,891	(1,128)
Net cash flows used in investing activities		(65,635)	(877,515)

Financing activities
Issuance of long-term debt	19	-	447,323
Issuance of common shares	20	358	264,278
Issue expenses		(186)	(190)
Financing fees		(791)	(12,619)
Investment from non-controlling interests		-	1,292
Repayment of long-term debt		(123,475)	-
Normal course issuer bid purchase of common shares		(31,243)	(1,822)
Dividends paid		(27,809)	(19,325)
Net cash flows (used in) provided by financing activities		(183,146)	678,937
Decrease in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(166,623)	(149,862)
Effects of exchange rate changes on cash and cash equivalents		7,183	(15,682)

Decrease in cash and cash equivalents		(159,440)	(165,544)
Cash and cash equivalents – January 1		333,705	499,249
Cash and cash equivalents – December 31	8	174,265	333,705

Additional information related to the consolidated statements of cash flows is presented in Note 27.

The notes are an integral part of these consolidated financial statements.	8

Osisko Gold Royalties Ltd
Consolidated Statement of Changes in Equity
For the year ended December 31, 2018
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributable to Osisko Gold Royalties Ltd’s shareholders
		Number of				Equity	Accumulated
		common				component of	other
		shares	Share		Contributed	convertible	comprehensive	Retained
	Notes	outstanding	capital	Warrants	surplus	debentures	income (loss)(i)	earnings	Total
			$	$	$	$	$	$	$
Balance - January 1, 2018		157,797,193	1,633,013	30,901	13,265	17,601	(2,878)	202,503	1,894,405

Net loss		-	-	-	-	-	-	(105,587)	(105,587)
Other comprehensive income		-	-	-	-	-	34,891	-	34,891
Comprehensive income (loss)		-	-	-	-	-	34,891	(105,587)	(70,696)
Dividends declared	20	-	-	-	-	-	-	(31,213)	(31,213)
Shares issued – Dividends reinvestment plan	20	310,492	3,516	-	-	-	-	-	3,516
Shares issued – Employee share purchase plan		42,735	513	-	-	-	-	-	513
Share options:
Shared-based compensation		-	-	-	3,106	-	-	-	3,106
Replacement share options:
Fair value of options exercised		-	13	-	(13)	-	-	-	-
Proceeds from exercise of options		2,710	38	-	-	-	-	-	38
Restricted share units to be settled in common shares:	22
Units granted as payment of a 2017 bonus		-	-	-	990	-	-	-	990
Transfer of units from cash-settled to equity-settled		-	-	-	2,426	-	-	-	2,426
Share-based compensation		-	-	-	1,316	-	-	-	1,316
Income tax impact		-	-	-	140	-	-	-	140
Normal course issuer bid purchase of common shares	20	(2,709,779)	(27,931)	-	-	-	-	(5,015)	(32,946)
Transfer of realized gain on financial assets at fair value through other comprehensive income (loss)		-	-	-	-	-	(8,514)	8,514	-

Balance – December 31, 2018		155,443,351	1,609,162	30,901	21,230	17,601	23,499	69,202	1,771,595

(i) As at December 31, 2018, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of loss amounting to ($37.6 million) and items that may be recycled to the consolidated statement of loss amounting to $61.1 million.

The notes are an integral part of these consolidated financial statements.	9

Osisko Gold Royalties Ltd
Consolidated Statement of Changes in Equity
For the year ended December 31, 2017
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common				component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive	Retained		controlling
	Notes	outstanding	capital	Warrants	surplus	debentures	income (loss)(i)	earnings	Total	interest	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2017		106,497,315	908,890	30,901	11,411	3,091	7,838	250,306	1,212,437	1,867	1,214,304

Net loss		-	-	-	-	-	-	(42,501)	(42,501)	(287)	(42,788)
Other comprehensive loss		-	-	-	-	-	(11,876)	-	(11,876)	-	(11,876)
Comprehensive loss		-	-	-	-	-	(11,876)	(42,501)	(54,377)	(287)	(54,664)

Business combination	7	30,906,594	445,334	-	-	-	-	-	445,334	-	445,334
Private placements	20	19,272,820	261,250	-	-	-	-	-	261,250	-	261,250
Exercise of share exchange rights	18, 20	772,810	11,979	-	-	-	-	1,589	13,568	(1,589)	11,979
Dividends declared	20	-	-	-	-	-	-	(24,274)	(24,274)	-	(24,274)
Shares issued – Dividends reinvestment plan	20	88,536	1,327	-	-	-	-	-	1,327	-	1,327
Shares issued – Employee share purchase plan		24,677	371	-	-	-	-	-	371	-	371
Share options:
Shared-based compensation		-	-	-	3,218	-	-	-	3,218	-	3,218
Fair value of options exercised		-	162	-	(162)	-	-	-	-	-	-
Proceeds from exercise of options		43,970	625	-	-	-	-	-	625	-	625
Replacement share options:
Fair value of options exercised		-	1,202	-	(1,202)	-	-	-	-	-	-
Proceeds from exercise of options		190,471	2,148	-	-	-	-	-	2,148	-	2,148
Equity component of convertible debentures, net of transaction costs of $789 and taxes of $5,232	19	-	-	-	-	14,510	-	-	14,510	-	14,510
Investments from non-controlling interests		-	-	-	-	-	-	295	295	9	304
Issue costs, net of taxes of $101		-	(275)	-	-	-	-	-	(275)	-	(275)
Transfer of realized gain on financial assets at fair value through other comprehensive income (loss)		-	-	-	-	-	(17,088)	17,088	-	-	-
Settlement of derivative financial instruments, net of tax of $2,824	7	-	-	-	-	-	18,248	-	18,248	-	18,248

Balance – December 31, 2017		157,797,193	1,633,013	30,901	13,265	17,601	(2,878)	202,503	1,894,405	-	1,894,405

(i) As at December 31, 2017, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of loss amounting to ($2.2 million) and items that may be recycled to the consolidated statement of loss amounting to ($0.7 million) .

The notes are an integral part of these consolidated financial statements.	10

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. The cornerstone assets include a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine and a 9.6% diamond stream on the Renard diamond mine, all located in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. In addition, the Company invests in equities of exploration and development companies.

2.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, except for the adoption of new accounting standards (Note 3) and the presentation of the general and administrative expenses and the business development expenses, which are now presented net of the cost recoveries from associates, instead of the cost recoveries from associates being presented on a separate line on the consolidated statements of loss (cost recoveries from associates). The comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

The Board of Directors approved the audited consolidated financial statements for issue on February 20, 2019.

3.	New accounting standards

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15 (Note 4). Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

IFRIC 22, Foreign currency transactions and advance consideration (“IFRIC 22”)

IFRIC 22 addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency and where the entity recognizes a non-monetary asset or liability in respect of that consideration, in advance of the recognition of the related asset, expense or income. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary asset or liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. As of January 1, 2018, the Company has adopted IFRIC 22 retrospectively and has concluded that, based on its current operations, it had no significant impact on the Company’s consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements are described below.

a)	Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets at fair value (including derivative instruments).

b)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of loss and comprehensive loss. If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of loss. Acquisition costs are expensed as incurred.

c)	Consolidation

The Company’s financial statements consolidate the accounts of Osisko Gold Royalties Ltd and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Osisko and are de-consolidated from the date that control ceases. Accounting policies of subsidiaries are consistent with the policies adopted by Osisko.

The principal subsidiaries of the Company, all of which are wholly-owned, and their geographic locations at December 31, 2018 and 2017 were as follows:

Entity	Jurisdiction

Osisko Bermuda Limited	Bermuda
Coulon Mines Inc.(i)	Canada
General Partnership Osisko James Bay	Québec
Osisko Mining (USA) Inc.	Delaware

(i)	76% until November 20, 2017, 100% thereafter.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

d)	Non-controlling interests

Non-controlling interests represent an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company’s ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.

e)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company and some of its subsidiaries.

Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

(ii)	Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of loss.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of loss as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

f)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

f)	Financial instruments (continued)

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income. Cumulative gains and losses are transferred from accumulated other comprehensive income (loss) to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income (loss) is recognized in the statement of loss on the ex-dividend date.

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Put and call options over non-controlling interests

The terms of a put and/or a call over a non-controlling interest is analyzed to assess whether it gives the controlling interest in substance, the risks and rewards associated with ownership of the shares covered by the instruments. A put and call with a fair value exercise price is less likely to convey the risks and rewards of ownership to the controlling interest (i.e. the non-controlling shareholders still have present access to the associated benefits). In such cases, the Company uses the present access method in which the non-controlling interest continues to be recognized as such as it still has present access to the economic benefits associated with the underlying ownership interests. A financial liability is initially recognized against the parent’s equity for the repurchase obligation. The transaction is not treated as an anticipated acquisition.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

f)	Financial instruments (continued)

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances and cash on hand
Short-term debt securities
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other receivables

Financial assets at fair value through profit or loss	Investments in derivatives

Financial assets at fair value through other comprehensive income	Investments in shares and equity instruments, other than in derivatives and convertible debentures

Financial liabilities at amortized cost	Accounts payable and accrued liabilities Liability related to share exchange rights Liability component of convertible debentures Borrowings under revolving credit facilities

Derivatives

Derivatives, other than warrants held in mining exploration and development companies, are only used for economic hedging purposes and not as speculative investments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Cash flow hedges

The Company applies the hedge accounting requirements of IFRS 9, Financial Instruments to designate certain derivatives as cash flow hedges thereunder. The Company documents at the inception of the hedging transaction, the economic relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at the inception of a hedge relationship and on an ongoing basis, of whether the derivatives that are used as hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair value of a hedging derivative is classified as a current or non-current asset or liability when its remaining maturity is less or more than 12 months, respectively.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income or loss and accumulated in equity under accumulated other comprehensive income (loss). The gain or loss relating to the ineffective portion is recognised immediately in the consolidated statement of loss within other gains, net.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

f)	Financial instruments (continued)

Cash flow hedges (continued)

When a hedging instrument expires, is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss or included in the initial measurement of the hedged non- monetary item. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

g)	Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

The Company has two principal types of financial assets subject to the expected credit loss model:

•	Trade receivables; and
•	Investments in debt instruments measured at amortized cost.

Amounts receivables

The Company applies the simplified approach permitted by IFRS 9 for trade receivables (including amounts receivable from associates and other receivables), which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

Investments in debt instruments

To the extent that a debt instrument at amortized cost is considered to have low credit risk, which corresponds to a credit rating within the investment grade category and the credit risk has not increased significantly, the loss allowance is determined on the basis of 12-month expected credit losses. If the credit risk has increased significantly, the lifetime expected credit losses are recognized.

h)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other highly liquid short-term investments with original maturities of three months or less or that can be redeemed at any time without penalties.

i)	Refundable tax credits for mining exploration expenses

The Company is entitled to refundable tax credits on qualified mining exploration and evaluation expenses incurred in the province of Québec. The credits are accounted for against the exploration and evaluation expenses incurred.

j)	Inventories

Inventories are mainly comprised of gold and silver bullions and diamonds in saleable form that have not yet been sold. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

	k)	Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of profits or losses of associates after the date of acquisition. The Company’s share of profits or losses is recognized in the consolidated statement of loss and its share of other comprehensive income or loss of associates is included in other comprehensive income or loss.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of loss.

The Company assesses at each period-end whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of loss.

	l)	Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests in producing, development and exploration and evaluation stage properties. Royalty, stream and other interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company’s interests are producing, development and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company. Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management’s view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Producing and development royalty, stream and other interests are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Producing royalty, stream and other interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be converted into mineral reserves. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable mineral reserves and resources from the operators of the producing royalty, stream and other interests.

On acquisition of a producing or a development royalty, stream and other interest, an allocation of the acquisition cost is made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated mineral reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Royalty, stream and other interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”). Acquisition costs of exploration and evaluation royalty, stream and other interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

	l)	Royalty, stream and other interests (continued)

Producing and development royalty, stream and other interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (‘‘CGU’’) which, in accordance with IAS 36, Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream and other interest level for each property from which cash inflows are generated.

Royalty, stream and other interests for exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or producing, and the impairment loss, if any, is recognized in net income.

	m)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	3-5 years

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains (losses), net in the consolidated statement of loss.

n)	Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and mining properties acquisition costs. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

	n)	Exploration and evaluation expenditures (continued)

Exploration and evaluation expenditures include the cost of:

(i)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;
(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;
(iii)	studies related to surveying, transportation and infrastructure requirements;
(iv)	permitting activities; and
(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

Exploration and evaluation assets under a farm-out arrangement (where a farmee incurs certain expenditures in a property to earn an interest in that property) are accounted as follows:

(i)	the Company uses the carrying value of the interest before the farm-out arrangement as the carrying value for the portion of the interest retained;
(ii)	the Company credits any cash consideration received against the carrying amount of the portion of the interest retained, with an excess included as a gain in profit or loss;
(iii)

in the situation where a royalty interest is retained by the Company as a result of an interest earned by the farmee, the Company records the royalty interest received at an amount corresponding to the carrying value of the exploration and evaluation property at the time of the transfer in ownership; and

(iv)	the Company does not record exploration expenditures made by the farmee on the property.

o)	Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair value of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value-in-use and fair value less costs of disposal.

p)	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

	p)	Current and deferred income tax (continued)

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

	q)	Convertible debentures

The liability and equity components of convertible debentures are presented separately on the consolidated balance sheet starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders’ equity as equity component of convertible debenture. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component. Subsequent changes in the deferred tax liability are recognized through the consolidated statement of loss.

Transaction costs are distributed between liability and equity on a pro-rata basis of their carrying amounts.

	r)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

	s)	Warrants

Warrants are classified as equity. Incremental costs directly attributable to the issuance of warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

	t)	Revenue recognition

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For royalty and stream agreements paid in-kind and for offtake agreements, the Company’s performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

	u)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease.

	v)	Share-based compensation

Share option plan

The Company offers a share option plan for its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

	v)	Share-based compensation (continued)

Deferred and restricted share units

Deferred share units (“DSU”) may be granted to directors as part of their long-term compensation package entitling them to receive a payment in cash (based on the Company’s share price at the relevant time) and restricted share units (“RSU”) may be granted to employees and officers as part of their long-term compensation package entitling them to receive a payment in the form of common shares, cash (based on the Company’s share price at the relevant time) or a combination of common shares and cash. The fair value of the RSU to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value according to the estimation made by management of the number of DSU and RSU that will eventually vest. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

	w)	Earnings per share

The calculation of earnings per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of Osisko by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. It also includes shares issued and held in escrow. The treasury stock method is used to determine the dilutive effect of the warrants, share options and the if-converted method is used for convertible debentures. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the shares held in escrow, the outstanding warrants, share options and convertible debentures.

	x)	Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The Company manages its business under a single operating segment, consisting of acquiring and managing precious metal and other high- quality royalties, streams and similar interests.

5.	Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2018. Many of these updates are not relevant to the Company and are therefore not discussed herein.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases (“IAS 17”), and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and incurring a financing obligation corresponding to the lease payments to be made over time. Accordingly, for lessees, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Accounting standards issued but not yet effective (continued)

IFRS 16, Leases (“IFRS 16”) (continued)

Applying that model, a lessee is required to recognize:

i)	assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and
ii)	amortization of lease assets separately from interest on lease liabilities in the statement of loss.

Management has reviewed all of the Company’s leasing arrangements in light of the requirements of IFRS 16. The standard will affect primarily the accounting for the Company’s operating leases. As at the reporting date, the Company has non-cancellable operating lease commitments of $13.0 million (Note 32). Of these commitments, approximately $0.6 million relate to short-term leases which will not be recognized as a right-of-use asset and will be recognized on a straight- line basis as expense in the consolidated statement of loss.

The new standard is effective for the Company’s annual periods beginning on January 1, 2019. The Company intends to apply the simplified transition approach and will not restate comparative figures for the year prior to first adoption. Right-of- use assets for property leases will be measured on transition as if the new standard had been applied since the respective leases’ commencement date but using the Company’s incremental borrowing rate on January 1, 2019. All other right-of- use assets will be measured at the amount of the lease liability on adoption (adjusted for any related prepaid or accrued amounts).

For the remaining lease commitments, the Company expects to recognize right-of-use assets of approximately $9.4 million on January 1, 2019, lease liabilities of $10.0 million and deferred tax assets of $0.1 million. Overall, net assets will be approximately $0.4 million lower, and net current assets will be $0.7 million lower due to the presentation of a portion of the lease liability as a current liability. The Company expects that the adoption of IFRS 16 will have the effect of reducing net income after tax by approximately $0.2 million for 2019 based on the leases in place on December 31, 2018. For the same period, operating cash flows will increase and financing cash flows decrease by approximately $0.7 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The Company’s activities as a lessor are not material and hence the Company does not expect any significant impact on the consolidated financial statements. However, some additional disclosures will be required starting next year.

6.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

Mineral reserves and resources

Royalty, stream and other interests comprise a large component of the Company’s assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. These estimates are applied in determining the depletion of the Company’s royalty, stream and other interests and assessing the recoverability of the carrying value of royalty, stream and other interests. For royalty, stream and other interests, the public disclosures of mineral reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty. The estimates of mineral reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of mineral reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and other interests.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Critical accounting estimates and judgements (continued)

Critical accounting estimates and assumptions (continued)

Impairment of royalty, stream and other interests

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

Impairment of goodwill

The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU or group of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, foreign exchange rates, discount rates and exploration potential.

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU or group of CGUs. Accordingly, it is possible that some or the entire carrying amount of the goodwill may be further impaired with the impact recognized in the consolidated statement of loss.

The Company performs annual impairment tests using the fair value less cost of disposal of the group of CGUs supporting the goodwill and using discounted cash flows with the most recent budgets and forecasts available, including information from external sources. The periods to be used for the projections are based on the expected production from the mines, the proven and probable mineral reserves and a portion of the resources. The discount rate to be used takes into consideration the different risk factors of the Company.

Critical judgements in applying the Company’s accounting policies

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgement. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, and of royalty, stream and other interests and exploration and evaluation properties in particular, generally requires a high degree of judgement. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Investee – significant influence

The assessment of whether the Company has a significant influence over an investee requires the use of judgements when assessing factors that could give rise to a significant influence. Factors which could lead to the conclusion of having a significant influence over an investee include, but are not limited to, ownership percentage; representation on the board of directors; participation in the policy-making process; material transactions between the investor and the investee; interchange of managerial personnel; provision of essential technical information; and potential voting rights.

Changes in the judgements used in determining if the Company has a significant influence over an investee would impact the accounting treatment of the investment in the investee.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Critical accounting estimates and judgements (continued)

Critical judgements in applying the Company’s accounting policies (continued)

Impairment of investments in associates

The Company follows the guidance of IAS 28, Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company’s management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee’s exploration projects and changes in financing cash flows.

Impairment of exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm- out agreement) and royalty, stream and other interests on exploration and evaluation properties requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the Company or its farmee; and a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties could impact the impairment analysis.

Impairment of development and producing royalty, stream and other interests and goodwill

Assessment of impairment of development and producing royalty, stream and other interests and goodwill requires the use of judgement when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s development and producing royalty, stream and other interests or goodwill. Factors which could trigger an impairment review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant reduction in mineral reserve and resources; significant negative industry or economic trends; interruptions in production activities; significantly lower production than expected; and a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the producing royalty, stream and other interests or goodwill could impact the impairment analysis.

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Business combination

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion Mine Finance Group (“Orion”) consisting of 61 royalties, 6 streams and 7 precious metal offtakes (“Orion’s Portfolio”) for $1.1 billion. The final acquisition price was comprised of US$504.8 million ($630.1 million) in cash consideration, representing the agreed upon purchase price of US$500.6 million ($625.0 million) plus US$4.2 million ($5.1 million) for the working capital acquired, and 30,906,594 common shares of Osisko issued to Orion (the “Purchase Price”) (the “Transaction”). Any sale of the shares issued to Orion is subject to certain restrictions, including a broad distribution requirement.

The combination of Osisko and Orion’s Portfolio resulted in Osisko holding a total of 131 royalties, streams and offtakes on July 31, 2017, including 16 revenue-generating assets. Through the Transaction, the Company acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine (the operator exercised its right to buy-back the stream in December 2018 for US$118.5 million (Note 14)), both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200.0 million and $75.0 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $0.4 million ($0.3 million net of income taxes) were incurred for the financing.

Additionally, Osisko drew US$118.0 million ($147.3 million) under its revolving credit facility, settled the foreign exchange forward contracts (Note 28) by disbursing $275.0 million to receive US$204.0 million and paid US$182.8 million ($228.9 million) from Osisko’s cash and cash equivalents balance.

The acquisition of Orion’s Portfolio meets the definition of a business combination. Consequently, the transaction has been recorded as a business combination with Osisko as the acquirer.

The assets acquired and the liabilities assumed were recorded at their estimated fair market values at the time of the closing of the acquisition, being July 31, 2017. The transaction costs related to the acquisition were expensed under business development expenses and amounted to $8.9 million in 2017.

The table below presents the purchase price allocation:

Consideration paid	$

Cash(1)	648,385
Issuance of 30,906,594 common shares(2)	445,333
1,093,718

Net assets acquired	$

Cash and cash equivalents	8,707
Other current assets	1,217
Royalty, stream and other interests	1,116,115
Current liabilities	(435)
Deferred income tax liability	(31,886)

1,093,718

(1)	Including the loss on settlement of derivative financial instruments (cash flow hedges) of $18.2 million, net of income taxes of $2.8 million.
(2)

The fair value of the consideration paid in common shares represents the fair value of the shares on July 31, 2017 minus an illiquidity discount to take into account the twelve-month restrictions on their sales.

For the year ended December 31, 2017, the revenues and net earnings of the acquiree included in the statement of loss amounted to $139.5 million and $0.2 million, respectively.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Cash and cash equivalents

	December 31,	December 31,
	2018	2017
	$	$

Cash	174,265	266,785
Cash equivalents	-	66,920

	174,265	333,705

As at December 31, 2018 and 2017, cash held in U.S. dollars amounted respectively to $71.9 million (US$52.7 million) and $69.5 million (US$55.4 million). As at December 31, 2017, cash equivalents were comprised of banker’s acceptances bearing a weighted average interest rate of 1.25% and having maturity dates in January 2018.

9.	Short-term investments

As at December 31, 2018, short-term investment is comprised of a $10.0 million secured senior loan (Note 12) with Falco Resources Ltd. (“Falco”), an associate of Osisko. The loan bears interests at a rate of 7%, compounded quarterly. The principal amount and accrued interests shall be payable on the earliest of the closing date of the silver stream transaction described in Note 14 or February 28, 2019.

10.	Amounts receivable

	December 31,	December 31,
	2018	2017
	$	$

Revenues receivable from royalty, stream and other interests	6,643	924
Amounts receivable from associates(i)	3,225	1,245
Interest income receivable	1,991	1,508
Tax credits	281	4,091
Sales taxes and other receivables	181	617

	12,321	8,385

(i)	Amounts receivable from associates for cost recoveries are mainly related to professional services and office rent.

11.	Inventories

As at December 31, 2017, inventories were mainly comprised of unsold ounces of gold bullion acquired from offtake agreements, which were sold in January 2018.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Investments in associates

	2018	2017
	$	$

Balance – January 1	257,433	82,902
Acquisitions	87,134	136,529
Exercise of warrants	-	14,519
Transfer from other investments (Note 13)	7,048	-
Share of loss, net	(9,013)	(6,114)
Share of other comprehensive income (loss), net	433	(537)
Net gain on ownership dilution	1,545	30,560
Gain on deemed disposal (i)	6,956	-
Transfer to other investments (i) (Note 13)	(46,625)	-
Disposals	-	(426)

Balance – December 31	304,911	257,433

(i)

On September 7, 2018, Orion announced the completion of the acquisition and privatization of Dalradian Resources Inc. (“Dalradian”), an associate of Osisko, for cash consideration of $1.47 per common share. The common shares held by Osisko were not acquired in the transaction. Following the transaction, Osisko has a put right on its Dalradian shares, subject to certain restrictions, allowing Osisko to sell them at a price of $1.47 per share for a period of 180 days. Following the transaction, management has concluded that it has lost its significant influence over Dalradian and has transferred its investments from associates to other investments. This transfer from investments from associates to other investments resulted in a deemed disposal of the shares to recognize for the difference between the carrying amount of the Dalradian investment under the equity method before the transaction and the fair value of the other investment after the transaction.

Material investments

Osisko Mining Inc.

Osisko Mining Inc. (“Osisko Mining”) is a Canadian focused gold exploration and development company. Osisko holds a 1.5% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in July 2018, and a 1% NSR royalty on other properties held by Osisko Mining. As part of a previous investment agreement with Osisko Mining, Osisko obtained the right to purchase Osisko Mining’s buy-back rights on existing royalties on the Windfall Lake property for $5.0 million (of which $2.0 million was paid in 2018), thus allowing it to increase its royalty by an additional 1-2% NSR royalty for a total potential NSR royalty of 2.5 -3.5% . The Company invested $40.1 million in Osisko Mining in 2017 and an additional $18.0 million in 2018.

As at December 31, 2018, the Company holds 42,890,269 common shares representing 16.7% interest in Osisko Mining (15.5% as at December 31, 2017). Based on the fact that some officers and directors of Osisko are also officers and directors of Osisko Mining, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Barkerville Gold Mines Ltd.

Barkerville Gold Mines Ltd. (“Barkerville”) is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada. In 2017 and 2018, Osisko acquired common shares of Barkerville for $52.1 million and $7.0 million, respectively. In April 2017 and September 2018, Osisko increased its NSR royalty on the Cariboo gold project by 0.75% and 1.75%, for cash consideration of $12.5 million and $20.0 million, respectively, increasing the total NSR royalty held by Osisko to 4.0% . Osisko has the option to acquire an additional 1% NSR royalty on the Cariboo property for additional cash consideration of $13.0 million. Osisko also holds a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Investments in associates (continued)

Material investments (continued)

Barkerville Gold Mines Ltd. (continued)

As part of the 2018 NSR royalty transaction, Barkerville granted to Osisko 10.0 million common share purchase warrants, exchangeable for common shares of Barkerville at an exercise price of $0.75 per common share for a period of 36 months following the closing of the transaction. The warrants were accounted for at their fair value determined by the Black- Scholes option pricing model based on the following assumptions: risk-free interest rate of 2%, volatility of 65% and dividend yield of nil. A value of $0.9 million was attributed to the warrants, which were accounted for under other investments on the consolidated balance sheet, and the remaining acquisition price of $19.1 million was attributed to royalty, stream and other interests.

As at December 31, 2018, the Company holds 162,864,251 common shares representing a 32.2% interest in Barkerville (32.7% as at December 31, 2017). Based on the fact that the chair of the Board of Directors and chief executive officer of Osisko is also the chair of the Board of Directors of Barkerville, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

Victoria Gold Corp.

In April 2018, Osisko completed a $148.0 million financing transaction with Victoria Gold Corp. (“Victoria”), pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property (Note 14) which hosts the Eagle Gold project located in Yukon, Canada, and acquired common shares of Victoria for $50.0 million.

As at December 31, 2018, the Company holds 120,427,087 common shares representing a 15.4% interest in Victoria (4.1% as at December 31, 2017). Based on the fact that the chair of the Board of Directors and Chief Executive Officer of Osisko is also a director of Victoria, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Victoria since the second quarter of 2018 and has started to account for its investment using the equity method.

Falco Resources Ltd.

Falco’s main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. In 2016, Osisko entered into a financing agreement of $10.0 million with Falco, bearing an interest rate of 7%, which will be applied against a stream deposit to be negotiated.

In June 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility of up to $180.0 million (the “Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property located in Rouyn-Noranda, Québec (Note 14).

Concurrent to the Silver Stream, Osisko purchased from Falco, on June 29, 2018, a secured debenture having a principal amount of $7.0 million (the “Debenture”). In November 2018, the Debenture was converted into 12,104,444 common shares and 6,052,222 common share purchase warrants following the approval of a majority of the disinterested shareholders of Falco. Each warrant entitles Osisko to purchase one common share of Falco, subject to customary anti- dilution clauses, at a price of $0.75 for a period of 36 months. The fair value of the common shares and the warrants were accounted for at their relative fair value determined by the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 2.2%, volatility of 66% and dividend yield of nil. A value of $6.5 million was attributed to the common share (under investments in associates on the consolidated balance sheet) and a value of $0.5 million was attributed to the warrants (under other investments on the consolidated balance sheet).

In September 2018, Osisko entered into an agreement to provide Falco with a secured senior $10 million loan (Note 9). The loan bears interests at a rate of 7%, compounded quarterly. The principal amount and accrued interests shall be payable on the earliest of the closing date of the silver stream (Note 14) or February 28, 2019.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Investments in associates (continued)

Material investments (continued)

Falco Resources Ltd. (continued)

In 2017, Osisko acquired common shares in Falco for $4.0 million. As at December 31, 2018, the Company holds 36,031,449 common shares representing a 17.8% interest in Falco (12.7% as at December 31, 2017). Based on the fact that some officers and directors of Osisko are also officers and directors of Falco, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

The financial information of the individually material associates is as follows and includes adjustments to the accounting policies of the associates to conform to those of Osisko (in thousands of dollars):

	Osisko Mining		Barkerville			Victoria(v)		Falco
	2018 (i)	2017 (ii)	2018	(i)	2017 (ii)	2018 (iii)	2017 (iv)	2018 (i)	2017 (ii)

Current assets	121,424	108,439	32,533		67,162	50,084	30,822	9,209	45,654
Non-current assets	411,548	290,332	166,995		106,851	427,529	179,260	132,255	66,430
Current liabilities	13,540	23,657	17,196		15,709	90,527	16,895	40,415	21,846
Non-current liabilities	29,434	15,941	14,172		15,634	87,811	2,375	9,758	8,380
Revenues	-	-	-		-	-	-	-	-
Net earnings (loss) from continuing operations and net income (loss)	(19,022)	(19,741)	8,907		(6,733)	(1,278)	(2,852)	(6,713)	(6,834)
Other comprehensive income (loss)	(7,843)	(954)	(181)		175	(307)	(160)	-	-
Comprehensive income (loss)	(26,865)	(20,695)	8,726		(6,558)	(1,585)	(3,012)	(6,713)	(6,834)

Carrying value of investment(vi)	89,766	73,635	95,695		89,556	56,972	12,681	21,128	15,652
Fair value of investment(vi)	131,673	109,504	65,146		106,732	44,558	8,886	10,449	20,817

(i)	Information is for the reconstructed twelve months ended September 30, 2018 and as at September 30, 2018.
(ii)	Information is for the reconstructed twelve months ended September 30, 2017 and as at September 30, 2017.
(iii)	Information is for the reconstructed twelve months ended November 30, 2018 and as at November 30, 2018.
(iv)	Information is for the reconstructed twelve months ended November 30, 2017 and as at November 30, 2017.
(v)	Victoria became an associate of Osisko in 2018.
(vi)	As at December 31, 2018 and 2017.

Investments in immaterial associates

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2018	2017
	$	$

Aggregate amount of the Company’s share of net loss	(4,194)	(2,725)
Aggregate amount of the Company’s share of other comprehensive income	897	459
Aggregate carrying value of investments	41,351	38,468
Aggregate fair value of investments	41,198	53,061

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Other investments

	2018	2017
	$	$

Fair value through profit or loss (warrants)
Balance – January 1	8,092	10,935
Acquisitions	3,093	9,662
Exercise	-	(14,170)
Change in fair value	(7,837)	1,665

Balance – December 31	3,348	8,092

Fair value through other comprehensive income (shares)
Balance – January 1	106,841	97,274
Acquisitions	14,453	72,719
Exercise of warrants	-	500
Interests on financial assets at amortized cost paid in shares	-	12
Transfer from associates (Note 12)	46,625	-
Change in fair value	(29,773)	6,139
Transfer to associates (Note 12)	(7,048)	-
Disposals	(27,043)	(69,803)

Balance – December 31	104,055	106,841

Amortized cost
Balance – January 1	200	200
Acquisition	2,000	-

Balance – December 31	2,200	200

Total	109,603	115,133

The investments comprise common shares, warrants and notes receivable, mostly from Canadian publicly traded companies, in addition to the common shares held in Dalradian, which is a private company since September 7, 2018 (Note 12).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Royalty, stream and other interests

				2018
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	770,530	700,078	105,164	1,575,772
Acquisitions	109,670	31,431	-	141,101
Conversion	-	4,278	(4,278)	-
Disposal	-	(150,289)	-	(150,289)
Depletion	(26,972)	(21,217)	(4,423)	(52,612)
Impairment	(153,639)	-	(4,561)	(158,200)
Translation adjustments	8,134	42,129	8,633	58,896

Balance – End of period	707,723	606,410	100,535	1,414,668

Producing
Cost	510,738	489,407	68,072	1,068,217
Accumulated depletion and impairment	(297,137)	(33,502)	(10,665)	(341,304)
Net book value – End of period	213,601	455,905	57,407	726,913

Development
Cost	270,066	150,505	33,486	454,057
Accumulated depletion	-	-	-	-
Net book value – End of period	270,066	150,505	33,486	454,057

Exploration and evaluation
Cost	224,056	-	9,642	233,698
Accumulated depletion	-	-	-	-
Net book value – End of period	224,056	-	9,642	233,698

Total net book value – End of period	707,723	606,410	100,535	1,414,668

Main acquisitions – 2018

Dublin Gulch property NSR royalty (Victoria)

On April 13, 2018, Osisko completed a $148.0 million financing transaction with Victoria, pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada, and acquired common shares of Victoria for $50.0 million. The 5% NSR royalty applies to all metals and minerals produced from the Dublin Gulch property, until an aggregate of 97,500 ounces of refined gold has been delivered to Osisko, and a 3% NSR royalty thereafter. The first tranche of the $98.0 million purchase price, representing $49.0 million, was paid on the closing of the transaction and the second tranche of $49.0 million will be funded pro rata to drawdowns under the subordinated debt facilities provided by Orion (or a third party). In September and December 2018, two payments of $14.7 million were made to Victoria as part of the second tranche of the royalty purchase price, for a remaining commitment of $19.6 million as at December 31, 2018.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Royalty, stream and other interests (continued)

Main acquisitions – 2018 (continued)

Cariboo property NSR royalty (Barkerville)

On September 6, 2018, Osisko entered into a second amended and restated royalty purchase agreement with Barkerville pursuant to which it has acquired an additional 1.75% NSR royalty for the aggregate purchase price of $20.0 million on the Cariboo property, increasing the total NSR royalty held by Osisko to 4%.

Under the terms of the agreement, Osisko has the option to acquire an additional 1% NSR royalty on the Cariboo property (the “Royalty Option”) for additional cash consideration of $13.0 million (the “Royalty Option Period”) as Osisko participated in an equity financing of Barkerville during the Royalty Option Period.

Osisko also holds a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Renard mine diamond stream (Stornoway Diamond Corporation)

On October 2, 2018, Osisko announced that it has entered into an amended and restated purchase and sale agreement (the “Amended Renard Streaming Agreement”) with Stornoway Diamond Corporation (“Stornoway”) in relation to the Renard stream (“Renard Stream Amendment”). As part of the Amended Renard Streaming Agreement, Osisko, along with Caisse de dépôt et placement du Québec, Triple Flag Mining Finance Bermuda Ltd., Albion Exploration Fund, LLC and Washington State Investment Board (collectively, the “Streamers”), which collectively own a 20% diamond stream on the Renard mine (9.6% stream attributable to Osisko) (the “Renard Stream”), paid Stornoway the U.S. dollar equivalent of $45.0 million in cash ($21.4 million attributable to Osisko) as an additional up-front deposit to Stornoway.

The terms of the Amended Renard Streaming Agreement provide that the Streamers shall continue to hold a 20% undivided interest (9.6% stream attributable to Osisko) in all diamonds produced from the Renard mining property for the life of the mine (prior to the amendment, the stream was applicable to all diamonds produced from the first 5 project kimberlites to be mined at Renard for the life of mine, and the first 30 million carats from the property overall). Upon the completion of a sale of diamonds, the Streamers will remit to Stornoway a cash transfer payment which shall be the lesser of 40% of achieved sales price and US$40 per carat (prior to the amendment, the cash transfer was a fixed amount of US$50 per carat escalating at 1% per annum).

In addition, for the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine (“ROM”) diamonds (the excess small diamonds or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the Streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Horne 5 property silver stream (Falco)

On June 28, 2018, Osisko entered into a binding term sheet to provide Falco, an associate of the Company, with a senior secured silver stream credit facility with reference to up to 100% of the future silver produced from the Horne 5 property located in Rouyn-Noranda, Québec. As part of the Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Silver Stream will be secured by a first priority lien on the project and all assets of Falco.

In November 2018, the disinterested shareholders of Falco approved the transaction, which was a requirement from the TSX. Closing of the Silver Stream is subject to the satisfaction of customary conditions, including the finalization of definitive documents, obtaining regulatory approvals and consents from third parties.

Pursuant to an agreement between Falco and Glencore Canada Corporation (“Glencore”), the Silver Stream is subject to a right of first refusal in favor of Glencore. Glencore shall have a period of 60 days from the receipt of all stream transaction documents to notify Falco in the event that it wishes to purchase the stream agreement in accordance with the terms described therein.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Royalty, stream and other interests (continued)

Disposal – 2018

Brucejack gold and silver stream (Pretium Resources Inc.)

On September 24, 2018, Osisko announced that Osisko Bermuda Limited (“OBL”), a wholly-owned subsidiary of Osisko, had received a notice from Pretium Resources Inc. (“Pretium”) in regards to its election to exercise its option to fully repurchase OBL’s interest in the Brucejack gold and silver stream, as provided for in the purchase and sale agreement between the parties dated September 15, 2015 (the “Stream Agreement”). Under the Stream Agreement, Pretium had an option to repurchase 100% of OBL’s share of the Brucejack gold and silver stream by making a payment of US$118.5 million to OBL on December 31, 2018. In order to exercise this option, Pretium had to provide 90 days’ prior written notice to OBL.

On December 18, 2018, OBL received the proceeds of US$118.5 million ($159.4 million) from Pretium. The book value of the Brucejack gold and silver stream was US$111.7 million ($150.3 million), which resulted in a gain on disposal of a stream interest of US$6.8 million ($9.1 million) presented on the consolidated statement of loss for the year ended December 31, 2018.

Buy-back and buy-down rights

Some royalty, stream and other interests are subject to buy-back and/or buy-down rights held by the operators. The significant buy-back and buy-down rights are described below.

Right	Description	Election dates	Cash payments
Mantos Blancos silver stream (Mantos Copper S.A.)
Buy-down	Right to reduce the stream percentage from 100% to 50% provided that not less than 1.99 million ounces of silver have been delivered.	September 11, 2019 and 2020 (4th and 5th anniversary of the agreement).	US$70.0 million ($95.5 million)
Amulsar silver stream (Lydian International Limited)
Buy-down (1st option)	Right to reduce the stream percentage from 4.22% to 2.11%.	2nd anniversary of commercial production.	US$34.4 million ($46.9 million)
Buy-down (2nd option)	Right to reduce the stream percentage from 4.22% to 2.11%.	3rd anniversary of commercial production.	US$31.3 million ($42.7 million)
Brucejack gold offtake (Pretium Resources Inc.)
Buy-down	Right to reduce the offtake obligation to either:	December 31, 2019.	Variable
	(i) 50% by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or		(see description column)
(ii) 25% by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.
Lamaque NSR royalty (Eldorado Gold Corporation)
Buy-back	Right to buy-back 50% of the 2% NSR royalty (1.7% attributable to Osisko).	Within one year of the commencement of commercial production.	$2.0 million ($1.7 million attri- butable to Osisko)

Impairments – 2018

In 2018, the Company recorded impairment charges of $159.0 million ($118.3 million, net of income taxes), including $158.2 million ($117.5 million, net of income taxes) on royalty, stream and other interests and $0.8 million to write-off an amount receivable from the operator of an impaired asset.

Eleonore NSR royalty

In October 2018, the operator of the Éléonore gold mine in Québec, Canada, announced that it has updated its mineral reserve and resource estimates for the Éléonore mine as at June 30, 2018. As a result of the update, proven and probable gold mineral reserves and resources decreased by 21%. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2018. The Company recorded an impairment charge of $148.5 million ($109.1 million, net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2018.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Royalty, stream and other interests (continued)

Impairments – 2018 (continued)

Eleonore NSR royalty (continued)

On December 31, 2018, the Éléonore NSR royalty was written down to its estimated recoverable amount of $138.6 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Éléonore NSR royalty is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 400,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,300 per ounce and a post-tax real discount rate of 5.1%, adjusted for the decrease in reserves and resources.

A sensitivity analysis was performed by management for the long-term gold price and the post-tax real discount rate (in isolation). If the long-term gold price applied to the cash flow projections had been 10% lower than management’s estimates (US$1,170 per ounce instead of US$1,300 per ounce), the Company would have recognized an additional impairment charge of $13.9 million. If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates (6.1% instead of 5.1%), the Company would have recognized an additional impairment charge of $7.8 million.

Other assets impaired

The Company recorded additional impairment charges on royalty and offtake interests of $9.7 million ($8.3 million net of income taxes) on assets for which the Company does not expect to receive future revenues, and on assets held by companies that have ceased or are expected to cease production or are in bankruptcy.

				Year ended
				December 31, 2017
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	494,768	-	-	494,768
Acquisitions	26,681	53,438	-	80,119
Business combination (Note 7)	353,314	656,602	106,199	1,116,115
Depletion	(15,475)	(11,283)	(1,307)	(28,065)
Impairment	(89,000)	-	-	(89,000)
Translation adjustments	242	1,321	272	1,835

Balance – End of period	770,530	700,078	105,164	1,575,772

Producing
Cost	503,340	582,466	66,812	1,152,618
Accumulated depletion and impairment	(116,352)	(11,242)	(1,307)	(128,901)

Net book value – End of period	386,988	571,224	65,505	1,023,717

Development
Cost	194,535	128,854	30,793	354,182
Accumulated depletion	-	-	-	-

Net book value – End of period	194,535	128,854	30,793	354,182

Exploration and evaluation
Cost	189,007	-	8,866	197,873
Accumulated depletion	-	-	-	-

Net book value – End of period	189,007	-	8,866	197,873

Total net book value – End of period	770,530	700,078	105,164	1,575,772

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Royalty, stream and other interests (continued)

Main acquisitions – 2017

Cariboo property NSR royalty (Barkerville)

On April 19, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko on the Cariboo gold project to 2.25%. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2017. However, Osisko retained a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Gibraltar silver stream (Gibraltar Mines Ltd.)

On March 3, 2017, Osisko acquired from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”) having a 75% interest in the Gibraltar copper mine (“Gibraltar”), a silver stream with reference to silver produced at Gibraltar, located in British Columbia, Canada. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Each warrant allows Osisko to acquire one common share of Taseko at a price of $2.74 until April 1, 2020. The fair value of the warrants was evaluated at $1.8 million using the Black-Scholes option pricing model and the residual value of $42.7 million was attributed to the silver stream (including $0.2 million of transaction fees).

Orion’s Portfolio

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 7 precious metal offtakes and 6 streams (Note 7).

Impairment – 2017

In 2017, the operator of the Éléonore gold mine in Québec, Canada, reviewed its guidance on long-term annual gold production to 400,000 ounces, which was significantly lower compared to the design capacity of 600,000 ounces. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2017. The Company recorded an impairment charge of $89.0 million ($65.4 million net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2017.

On December 31, 2017, the Éléonore NSR royalty was written down to its estimated recoverable amount of $300.0 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Éléonore NSR royalty is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 400,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,300 per ounce and a post-tax real discount rate of 4.2%.

A sensitivity analysis was performed by management for the long-term gold price and the post-tax real discount rate (in isolation). If the long-term gold price applied to the cash flow projections had been 10% lower than management’s estimates (US$1,170 per ounce instead of US$1,300 per ounce), the Company would have recognized an additional impairment charge of $30.0 million. If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates (5.2% instead of 4.2%), the Company would have recognized an additional impairment charge of $35.0 million.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Exploration and evaluation

	2018	2017(i)
	$	$

Net book value - January 1	102,182	100,038
Additions	257	2,745
Investments tax credits	(93)	(601)
Impairments (i)	(7,344)	-

Net book value - December 31 (ii)	95,002	102,182

Balance – December 31
Cost	103,206	103,042
Accumulated impairment	(8,204)	(860)

Net book value - December 31 (ii)	95,002	102,182

(i)

During the year ended December 31, 2018, the Company incurred an impairment charge of $7.3 million ($5.4 million, net of income taxes) on certain exploration and evaluation properties in Canada for which substantive exploration and evaluation expenditures (taking into consideration such expenditures to be incurred by a farmee) is neither budgeted nor planned or for which the Company (or the farmee) has decided to discontinue such activities.

(ii)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was subsequently amended to create two separate earn-in agreements. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property upon completing expenditures totaling $6.0 million over a 7-year period, which represents the guaranteed expenditures to be incurred by Barrick Gold Corporation (“Barrick”), following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms. As at December 31, 2018, the net book value of the properties under earn-in agreements amounted to $34.0 million. In 2018, Osisko Mining invested approximately $3.9 million on the properties subject to earn-in agreements for a total of $10.3 million.

16.	Goodwill

The Company’s goodwill is allocated to a group of cash generating units: the Éléonore NSR royalty and the Canadian Malartic NSR royalty (“CGUs”).

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of the CGUs is determined based on the fair value less costs of disposal calculations using a discounted cash-flows approach, which require the use of assumptions and unobservable inputs, and therefore is classified as level 3 of the fair value hierarchy. The calculations use cash flow projections expected to be generated by the sale of gold and silver received from the CGUs based on annual gold and silver production over their estimated life from publicly released technical information by the operators to predict future performance.

The following table sets out the key assumptions for the CGUs in addition to annual gold and silver production over the estimated life of the Éléonore and Canadian Malartic mines:

	2018	2017

Long-term gold price (per ounce)	US$1,300	US$1,300
Long-term silver price (per ounce)	US$18	US$18
Post-tax real discount rate	5.1%	4.2%

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Goodwill (continued)

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determining values

Long-term gold price	Based on current gold market trends consistent with external sources of information, such as long-term gold price consensus.

Long-term silver price	Based on current silver market trends consistent with external sources of information, such as long-term silver price consensus.

Post-tax real discount rate	Reflects specific risks relating to gold mines operating in Québec, Canada.

The Company’s management has considered and assessed reasonably possible changes for key assumptions and has not identified any instances that could cause the carrying amount of the CGUs to exceed their recoverable amounts.

17.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2018	2017
	$	$

Payables on metals received from offtakes	5,190	3,710
Trade payables	217	411
Accrued interests on long-term debt	46	2,081
Other payables	5,246	7,038
Other accrued liabilities	1,033	2,070

	11,732	15,310

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Provisions and other liabilities

	2018			2017
	DSU and	Share exchange	DSU and
	RSU(i)	rights(ii)	RSU(i)	Total
	$	$	$	$

Balance – January 1	7,668	10,692	5,894	16,586
Accretion expense	-	299	-	299
New liabilities	3,229	988	7,053	8,041
Settlement of liabilities	(3,117)	(11,979)	(5,539)	(17,518)
Transfer - RSU to be settled in equity (Note 22)	(2,426)	-	-	-
Extinguished liabilities	-	-	(59)	(59)
Revision of estimates	(1,860)	-	319	319

Balance – December 31	3,494	-	7,668	7,668

Current portion	3,494	-	5,632	5,632
Non-current portion	-	-	2,036	2,036

	3,494	-	7,668	7,668

(i)	The Deferred Share Units and Restricted Share Units Plans are described in Note 22.

(ii)

The liability related to share exchange rights represented a put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders had the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. In October 2017, the exercise date of the option was postponed by one month to November 20, 2017. In November 2017, the share exchange rights were exercised by the non-controlling interests and 772,810 common shares were issued. The put option was initially measured at the present value of the redemption amount of the option. The financial liability was subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of loss. In 2017, prior to the exercise of the share exchange rights, the non-controlling interests had invested $1.3 million in Mines Coulon Inc.

19.	Long-term debt

The movements in the long-term debt are as follows:

	2018	2017
	$	$

Balance - January 1	464,308	45,780
New debt – convertible debentures(ii)	-	279,469
Transaction costs – convertible debentures(ii)	-	(10,735)
New debt – revolving credit facility(iii)	-	147,323
Repayment of debt – revolving credit facility	(123,475)	-
Amortization of transaction costs	2,036	427
Accretion expense	4,456	1,336
Foreign exchange revaluation impact	5,444	708

Balance - December 31	352,769	464,308

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Long-term debt (continued)

The summary of the long-term debt is as follows:

	December 31,	December 31,
	2018	2017
	$	$

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	30,000	148,031
Long-term debt	380,000	498,031
Unamortized debt issuance costs	(8,867)	(10,903)
Unamortized accretion on convertible debentures	(18,364)	(22,820)

Long-term debt, net of issuance costs	352,769	464,308

Current portion	-	-
Non-current portion	352,769	464,308

	352,769	464,308

(i)	Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

At initial recognition, net proceeds after transaction costs of $0.8 million amounted to $49.2 million. Of this amount, the liability and equity components represented respectively $45.0 million (net of transaction costs of $0.7 million) and $3.1 million (net of transaction costs of $0.1 million and income taxes of $1.1 million). The effective interest rate used was 6% representing the estimated market rate at closing that the Company would obtain for similar financing without the conversion option.

(ii)	Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the “Debentures”) in an aggregate principal of $300.0 million (the “Offering”). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures. The underwriters have received a commission of 3.55% related to the Offering.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol “OR.DB”.

At initial recognition, net proceeds after transaction costs of $11.5 million amounted to $288.5 million. Of this amount, the liability and equity components represented respectively $268.7 million (net of transaction costs of $10.7 million) and $14.5 million (net of transaction costs of $0.8 million and income taxes of $5.3 million). The effective interest rate used was 5.5% representing the estimated market rate at closing that the Company would obtain for similar financing without the conversion option.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Long-term debt (continued)

	(iii)	Revolving credit facility

In November 2017, the Company amended its revolving credit facility (the “Facility”) increasing the amount from $150.0 million to $350.0 million, with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $450.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests. The Facility is secured by the Company’s assets, present and future (including the royalty, stream and other interests), and had an original four-year term (November 14, 2021), which can be extended by one year on each anniversary date. In October 2018, the Facility was extended by one year (November 14, 2022). The deferred financing costs are being amortized over the term of the facility. Amortization of the deferred financing costs related to the Facility on the consolidated statement of loss amounted to $0.4 million in 2018 ($0.2 million in 2017).

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or London Inter- Bank Offer Rate (“LIBOR”) plus an applicable margin depending on the Company’s leverage ratio. As at December 31, 2018, the Facility was drawn for 30.0 million and the effective interest rate was 4.79%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at December 31, 2018, all such ratios and requirements were met.

20.	Share capital

Shares

Authorized
     Unlimited number of common shares, without par value
     Unlimited number of preferred shares, issuable in series

Issued and fully paid
     155,443,351 common shares

Employee Share Purchase Plan

In October 2015, the Company established an employee share purchase plan. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee’s contribution towards the acquisition of common shares from treasury on a quarterly basis. A maximum of 1.0% of the issued and outstanding common shares are reserved for issuance under the current plan.

Issuances

Year ended December 31, 2017

On July 31, 2017, Osisko issued 30,906,594 common shares to Orion as part of the Transaction (Note 7). The shares were valued at $445.3 million, which represents the fair value of the shares on July 31, 2017 minus an illiquidity discount to take into account certain restrictions on the sales of the common shares by Orion, including a 12-month hold period and a broad distribution requirement.

Caisse and Fonds F.T.Q. also subscribed for $200.0 million and $75.0 million in common shares of Osisko, respectively, as part of a concurrent Private Placement to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $0.2 million ($0.1 million, net of income taxes) were incurred for the financing.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share capital (continued)

Shares (continued)

Issuances (continued)

Year ended December 31, 2017 (continued)

In November 2017, the non-controlling interests in Mines Coulon (Note 18) exercised their share exchange rights and converted their non-controlling interests into 772,810 common shares of Osisko. The number of common shares to be issued was based on 75% of the cost of their investment, being $12.0 million, and the fair market value of the Company’s common shares at the time of conversion.

Normal Course Issuer Bid

In December 2017, the TSX approved the renewal of the Company’s normal course issuer bid (the “2017 NCIB Program”). Under the terms of the 2017 NCIB Program, Osisko may acquire up to 10,567,441 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2017 NCIB Program were authorized until December 10, 2018. Daily purchases were limited to 95,695 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six month period ending November 30, 2017, being 382,781 common shares.

In December 2018, Osisko renewed its normal course issuer bid (the “2018 NCIB Program”). Under the terms of the 2018 NCIB Program, Osisko could acquire up to 10,459,829 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2018 NCIB Program are authorized until December 11, 2019. Daily purchases will be limited to 71,940 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2018, being 287,760 Common Shares.

During the year ended December 31, 2018, the Company purchased for cancellation a total of 1,860,299 common shares under the 2017 NCIB Program for $23.1 million and a total of 849,480 common shares under the 2018 NCIB Program for $9.8 million (for a total of 2,709,779 common shares acquired for $32.9 million), of which an amount of $1.7 million was included in accounts payable and accrued liabilities on the consolidated balance sheet at December 31, 2018 (paid in January 2019).

Dividends

The following table provides details on the dividends declared for the years ended December 31, 2018 and 2017:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(i)
	$			$

February 16, 2018	0.05	March 30, 2018	April 16, 2018	7,811,000	27,302,917
May 3, 2018	0.05	June 29, 2018	July 16, 2018	7,811,000	8,097,787
August 2, 2018	0.05	September 28, 2018	October 15, 2018	7,812,000	28,065,085
November 6, 2018	0.05	December 31, 2018	January 15, 2019	7,779,000	29,627,597

Year 2018	0.20			31,213,000

March 15, 2017	0.04	March 31, 2017	April 17, 2017	4,264,000	8,024,301
May 4, 2017	0.04	June 30, 2017	July 17, 2017	4,270,000	13,498,789
August 3, 2017	0.05	September 30, 2017	October 16, 2017	7,850,000	5,683,585
November 7, 2017	0.05	December 29, 2017	January 15, 2018	7,890,000	6,863,864

Year 2017	0.18			24,274,000

(i)	Number of common shares held by shareholders participating to the dividend reinvestment plan described below.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share capital (continued)

Dividends (continued)

Dividend reinvestment plan

In 2015, the Company implemented a dividend reinvestment plan (“DRIP”). The DRIP allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017) to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election.

As at December 31, 2018, the holders of 29,627,597 common shares had elected to participate in the DRIP, representing dividends payable of $1.5 million. During the year ended December 31, 2018, the Company issued 310,492 common shares under the DRIP, at a discount rate of 3% (88,536 common shares in 2017 at a discount rate of 3%). On January 15, 2019, 126,933 common shares were issued under the DRIP at a discount rate of 3%.

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base, both organically through strategic investments in exploration and development companies and through accretive acquisitions of high-quality royalties, streams and other similar interests, while ensuring capital protection. The Company defines capital as long-term debt and total equity, including the undrawn portion of the revolving credit facility. Capital is managed by the Company’s management and governed by the Board of Directors.

	December 31,	December 31,
	2018	2017
	$	$

Long-term debt	352,769	464,308
Total equity	1,771,595	1,894,405
Undrawn revolving credit facility(i)	320,000	201,969

	2,444,364	2,560,682

(i)	Excluding the potential additional available credit (accordion) of $100.0 million as at December 31, 2018 and 2017 (Note 19).

There were no changes in the Company’s approach to capital management during the year ended December 31, 2018, compared to the prior year. The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its revolving credit facility (Note 19) as at December 31, 2018.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21.	Warrants

			2018			2017
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	Warrants(i),(ii)	Amount	price	Warrants(i),(ii)	Amount	price
		$	$		$	$

Balance – January 1	11,195,500	30,901	27.61	11,195,500	30,901	27.61
Issued	-	-	-	-	-	-

Balance – December 31	11,195,500	30,901	27.61	11,195,500	30,901	27.61

(i)	5,715,500 warrants entitling the holder to purchase one common share of Osisko at a price of $19.08 until February 26, 2019.
(ii)	5,480,000 warrants entitling the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

22.	Share-based compensation

Share options

In May 2014, the Company adopted a share option plan (the “Plan”) offered to its directors, officers, management, employees and consultants. Options may be granted at an exercise price determined by the Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the Company at the time of granting of the option. The number of common shares issued to insiders of the Company within one year and issuable to the insiders of the Company at any time under the Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 7 years after the date of granting.

The following table summarizes information about the movement of the share options outstanding:

		2018		2017
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Balance – January 1	3,537,123	14.90	3,063,130	14.25

Granted(i)	886,900	12.85	763,400	16.57
Exercised	-	-	(43,970)	14.22
Exercised – Virginia replacement share options(ii)	(2,710)	13.93	(190,471)	11.28
Forfeited	(70,467)	14.43	(50,633)	14.57
Expired	(44,866)	15.15	(4,333)	15.80

Balance – December 31	4,305,980	14.49	3,537,123	14.90

Options exercisable – December 31	2,720,879	14.72	2,051,323	14.57

(i)	Options were granted to officers, management, employees and/or consultants.
(ii)	Share options issued as replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the year ended December 31, 2018 was $14.71 ($15.83 for the year ended December 31, 2017).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Share-based compensation (continued)

Share options (continued)

The following table summarizes the Company’s share options outstanding as at December 31, 2018:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

8.35 – 9.98	57,391	9.77	3.1	57,391	9.77
10.58 – 12.97	932,175	12.69	4.3	72,075	10.66
13.38 – 14.78	966,983	13.49	2.5	706,016	13.48
14.90 – 15.80	1,642,931	15.31	1.1	1,642,931	15.31
16.66 – 17.84	706,500	16.68	3.4	242,466	16.69
	4,305,980	14.49	2.5	2,720,879	14.72

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2018	2017

Dividend per share	1%	1%
Expected volatility	35%	38%
Risk-free interest rate	2%	1%
Expected life	46 months	45 months
Weighted average share price	$12.85	$16.57
Weighted average fair value of options granted	$3.37	$4.58

The expected volatility was estimated using Osisko’s historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. In 2018, the total share-based compensation related to share options on the statement of loss amounted to $3.1 million ($3.2 million in 2017).

Deferred and restricted share units

In April 2014, Osisko adopted a Deferred Share Unit Plan and a Restricted Share Unit Plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package and entitling them to receive payout in cash. On February 16, 2018, the Board of Directors has approved amendments to the Company’s RSU plan, which now provides for the right of the Company to settle a payment in the form of common shares, cash or a combination of common shares and cash (the “Amended RSU Plan”). The Amended RSU Plan was approved by the shareholders at the Annual and Special Meeting of Shareholders on May 3, 2018.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Share-based compensation (continued)

Deferred and restricted share units (continued)

The following table summarizes information about the DSU and RSU movements:

			2018		2017
	DSU (i)	RSU(ii)	RSU(iii)	DSU(i)	RSU(ii)
	(cash)	(cash)	(equity)	(cash)	(cash)

Balance – Beginning of period	266,442	600,627	-	175,446	595,076

Granted	82,600	23,700	429,262	88,600	231,300

Reinvested (dividends on common shares)	4,696	7,064	6,277	2,396	7,260

Settled	(36,529)	(192,719)	-	-	(225,429)

Transfer from cash-settled to equity-settled(iv)	-	(428,090)	428,090	-	-

Forfeited	-	(7,536)	(14,870)	-	(7,580)

Balance – End of period	317,209	3,046	848,759	266,442	600,627

Balance – Vested	233,883	-	69,257	177,405	-

(i)

The DSU granted vest the day prior to the next annual general meeting and are payable in cash to each director when he or she leaves the board or is not re-elected. The value of the payout will be determined by multiplying the number of DSU vested at the payout date by the closing price of the Company’s shares on the day prior to the payout date. The value to be recognized at each reporting date is determined based on the closing price of the Company’s shares and is recognized over the vesting period.

(ii)

The RSU granted prior to 2018 vest and are payable in cash three years after the grant date (except for those that were transferred from cash-settled to equity-settled in 2018, as described below), one half of which depends on the achievement of certain performance measures. The value of the payout will be determined by multiplying the number of RSU vested at the payout date by the closing price of the Company’s shares on the day prior to the payout date. The value to be recognized at each reporting date is determined based on the closing price of the Company’s shares and based on applicable terms for performance based and fixed components. The fair value is recognized over the vesting period.

(iii)

50% of the short-term incentive (2017 annual bonus) attributed to management in connection with the acquisition of Orion’s Portfolio was paid in RSU instead of cash representing a value at the date of grant of $1.0 million (representing 68,162 RSU). These RSU vested on the grant date and will be settled in equity on December 31, 2019. On the settlement date, one common share will be issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

The RSU granted in 2018 (other than the RSU granted for the 2017 annual bonus) vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures. The Company granted 361,100 RSU (with a weighted average value of $12.97 per RSU) in 2018 that it intends to settle in equity. The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components.

(iv)

Following the approval of the Amended RSU Plan, 428,090 outstanding RSU have been transferred from cash-settled to equity- settled as the Company now intends to settle these RSU in equity instead of cash. The Company has reclassified the fair value at the date of transfer from provisions and other liabilities to contributed surplus.

The total share-based compensation expense related to the DSU and RSU plans in 2018 amounted to $2.7 million ($7.3 million in 2017).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Share-based compensation (continued)

Deferred and restricted share units – Fair value

The following table summarizes the carrying value of the outstanding DSU and RSU (cash) and the fair value of the vested DSU and RSU (cash) as at December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
	Carrying	Intrinsic value	Carrying	Intrinsic value
	value	of vested units	value	of vested units
	$	$	$	$

Current portion	3,494	2,800	5,632	2,576
Non-current portion	-	-	2,036	-

	3,494	2,800	7,668	2,576

The carrying value of the DSU and RSU (cash) is included in provisions and other liabilities on the consolidated balance sheets (Note 18).

Based on the closing price of the common shares at December 31, 2018 ($11.97), and considering a marginal income tax rate of 53.3%, the estimated amount that the Company is expected to transfer to the tax authorities to settle the employees’ tax obligations related to the vested RSU to be settled in equity amounts to $0.4 million ($5.4 million for all outstanding RSU to be settled in equity).

23.	Income taxes

(a)	Income tax expense

The income tax recorded in the consolidated statements of loss for the years ended December 31, 2018 and 2017 is presented as follows:

	2018	2017
	$	$

Current income tax
Expense for the year	797	1,003
Adjustment in respect of prior years	25	-
Current income tax expense	822	1,003

Deferred income tax (Note 23 (b)):
Origination and reversal of temporary differences	(36,471)	(28,128)
Impact of changes in tax rates	253	3,978
Change in unrecognized deductible temporary differences	25	-
Adjustments in respect of prior years	223	-

Deferred income tax recovery	(35,970)	(24,150)

Income tax recovery	(35,148)	(23,147)

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23.	Income taxes (continued)

	(a)	Income tax expense (continued)

The provision for income taxes presented in the consolidated statements of loss differs from the amount that would arise using the statutory income tax rate applicable to income of the consolidated entities, as a result of the following:

	2018	2017
	$	$

Loss before income taxes	(140,735)	(65,935)

Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	(37,576)	(17,671)
Increase (decrease) in income taxes resulting from:
Non-deductible (non-taxable) expenses (income), net	719	1,606
Non-deductible (non-taxable) portion of capital losses (gains), net	856	(3,312)
Non-deductible foreign exchange loss	787	-
Tax rate changes of deferred income taxes	253	267
Impact of change in U.S. tax rate	-	(4,245)
Differences in foreign statutory tax rates	(1,043)	(134)
Foreign withholding taxes	583	-
Other, net	273	342

Total income tax recovery	(35,148)	(23,147)

The 2018 effective tax rate reflects an income tax expense of $0.3 million relating to the reduction of the Québec tax rate from 11.7% to 11.5% in 2020. The 2017 effective tax rate reflects a net income tax recovery, relating to changes in income tax rates, of $4.0 million, including $4.2 million related to the reduction of the U.S. Federal income tax rate from 35% to 21% for fiscal year 2017 (enacted on December 22, 2017), and $0.3 million of income tax loss related to the reduction of the Québec income tax rate from 11.8% to 11.5% in 2020.

(b)	Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2018	2017
	$	$
Deferred tax assets:
Stream interests	7,133	7,793
Deferred and restricted share units	2,032	2,032
Share and debt issue expenses	989	2,286
Other assets	120	223
Non-capital losses	-	1,015

	10,274	13,349
Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(88,787)	(123,772)
Convertible debentures	(4,866)	(6,047)
Investments	(3,898)	(10,054)
Other liabilities	-	(238)

	(97,551)	(140,111)

Deferred tax liability, net	(87,277)	(126,762)

Deferred tax assets and liabilities have been offset in the balance sheets where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23.	Income taxes (continued)

(b)	Deferred income taxes (continued)

The 2018 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

				Other
	Dec. 31,	Statement		comprehen-	Translation	Dec. 31,
	2017	of loss	Equity	sive income	adjustments	2018
	$	$	$	$	$	$
Deferred tax assets:
Stream interests	7,793	(660)	-	-	-	7,133
Share and debt issue expenses	2,286	(1,297)	-	-	-	989
Deferred and restricted share units	2,032	(140)	140	-	-	2,032
Non-capital losses	1,015	(1,015)	-	-	-	-
Other assets	223	(103)	-	-	-	120

Deferred tax liabilities:

Royalty interests and exploration and evaluation assets	(123,772)	37,574	-	(2,038)	(551)	(88,787)
Investments	(10,054)	192	-	5,964	-	(3,898)
Convertible debentures	(6,047)	1,181	-	-	-	(4,866)
Other liabilities	(238)	238	-	-	-	-

	(126,762)	35,970	140	3,926	(551)	(87,277)

The 2017 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

			Benefit		Other	Business	Transla-
			from flow-		compre-	combi-	tion
	Dec. 31,	Statement	through		hensive	naison	adjust-	Dec. 31,
	2016	of loss	shares	Equity	loss	(Note 7)	ments	2017
	$	$	$	$	$	$	$	$
Deferred tax assets:

Stream interests	-	294	-	-	-	7,499	-	7,793
Share and debt issue expenses	3,824	(1,639)	-	101	-	-	-	2,286
Deferred and restricted share units	1,562	470	-	-	-	-	-	2,032
Non-capital losses	-	-	-	-	-	1,015	-	1,015
Royalty interests and exploration and evaluation assets	2,567	(2,567)	-	-	-	-	-	-
Other assets	25	198	-	-	-	-	-	223

Deferred tax liabilities:

Royalty interests and exploration and evaluation assets	(118,306)	29,041	6,416	-	(3,241)	(37,576)	(106)	(123,772)
Investments	(8,051)	(2,167)	(2,315)	-	2,479	-	-	(10,054)
Convertible debentures	(975)	160	-	(5,232)	-	-	-	(6,047)

Other liabilities	(598)	360	-	-	-	-	-	(238)

	(119,952)	24,150	4,101	(5,131)	(762)	(29,062)	(106)	(126,762)

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23.	Income taxes (continued)

	(c)	Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2018, is $76.8 million ($76.6 million as at December 31, 2017). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

24.	Additional information on the consolidated statements of loss

	2018	2017
	$	$
Revenues

Royalty interests	92,110	74,041
Stream interests	35,457	19,751
Offtake interests	362,905	119,424

	490,472	213,216

Cost of sales

Royalty interests	245	286
Stream interests	13,181	7,385
Offtake interests	357,879	117,974

	371,305	125,645

Operating expenses by nature

Depletion and depreciation	52,786	28,210
Impairment of assets	166,316	89,000
Gain on disposal of assets	(9,094)	(20)
Employee benefit expenses (see below)	14,015	22,432
Professional fees	3,827	13,183
Rent and office expenses	1,704	1,180
Travel expenses	1,363	1,637
Communication and promotional expenses	1,166	1,194
Public company expenses	639	920
Cost recoveries from associates	(677)	(532)
Other expenses	653	802

	232,698	158,006

Employee benefit expenses

Salaries and wages	12,705	15,501
Share-based compensation	5,791	10,524
Cost recoveries from associates	(4,481)	(3,593)

	14,015	22,432

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24.	Additional information on the consolidated statements of loss (continued)

	2018	2017
	$	$
Other gains, net

Change in fair value of financial assets at fair value through profit and loss	(7,837)	1,665
Net gain on dilution of investments in associates	1,545	30,560
Gain (loss) on acquisition of investments(i)	1,934	(2,099)
Net gain on disposal of investments(ii)	6,956	703

	2,598	30,829

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.
(ii)	In 2018, the net gain on disposal of investments includes the gain realized on the deemed disposal of the Dalradian shares (Note 12).

25.	Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2018	2017
	$	$

Salaries and short-term employee benefits	4,416	6,921
Share-based compensation	3,086	7,731
Cost recoveries from associates	(490)	(449)

	7,012	14,203

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and share options.

26.	Net loss per share

	2018	2017
	$	$

Net loss attributable to Osisko Gold Royalties Ltd’s shareholders	(105,587)	(42,501)

Basic weighted average number of common shares outstanding (in thousands)	156,617	127,939
Dilutive effect of share options	-	-
Dilutive effect of warrants	-	-
Dilutive effect of convertible debentures	-	-

Diluted weighted average number of common shares	156,617	127,939

Net loss per share attributable to Osisko Gold Royalties Ltd’s shareholders
Basic	(0.67)	(0.33)
Diluted	(0.67)	(0.33)

As a result of the net loss for the years ended December 31, 2018 and 2017, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27.	Additional information on the consolidated statements of cash flows

	2018	2017
	$	$

Interests received measured using the effective rate method	3,944	3,384
Interests paid on long-term debt	21,126	4,005
Dividends received	328	215
Income taxes paid	822	132

Changes in non-cash working capital items
Increase in amounts receivable	(8,613)	(1,248)
Decrease (increase) in inventory	9,859	(8,737)
Increase in other current assets	(31)	(221)
Increase (decrease) in accounts payable and accrued liabilities	(3,834)	9,766

	(2,619)	(440)

Tax credits receivable related to exploration and evaluation assets
Beginning of year	4,091	6,238
End of year	281	4,091

Normal course issuer bid purchase of common shares payable
Beginning of year	-	-
End of year	1,702	-

28.	Financial risks

The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a)	Market risks

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company’s interest rate risk on financial assets is primarily related to cash and cash equivalents, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Short-term investments and other financial assets are not exposed to interest rate risk because they are non-interest bearing or bear interest at fixed rates, except for derivative financial instruments (warrants) and non-current notes receivable, for which a 0.5% increase (decrease) in interest rates would have resulted in an immaterial impact on net earnings for 2018 and 2017.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28.	Financial risks (continued)

(a)	Market risks (continued)

(i)	Interest rate risk (continued)

Financial liabilities are not exposed to interest rate risk because they are non-interest bearing or bear a fixed interest rate, except for the revolving credit facility which bears a variable interest rate. An increase (decrease) of 0.5% in the interest rates would have resulted in a variation of net earnings of approximately $0.4 million ($0.4 million) in 2018 ($0.3 million ($0.3 million) in 2017). The Company does not use derivatives to mitigate its exposure to interest rate risk.

(ii)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the US dollar.

The Company holds balances in cash and cash equivalents denominated in U.S. dollars and can draw on its credit facility in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.

In 2017, the Company, in connection with the business combination (Note 7), had entered in June into foreign exchange forward contracts to mitigate its exposure to foreign currency risks as the Company agreed to pay the cash portion of the acquisition in U.S. dollars for a fixed pre-determined amount of US$500.6 million. The Company entered into foreign exchange forward contracts to buy US$204.0 million at a weighted average rate of 1.3480 US$/CA$ and designated these contracts as cash flow hedges. These contracts were settled on July 31, 2017 (acquisition date of the business combination). The amount of ineffectiveness recorded in the consolidated statement of loss is insignificant. The balance of the cash portion of the acquisition price paid in U.S. dollars (approximately US$296.6 million) was paid from current cash and cash equivalent balances denominated in U.S. dollars and the available revolving credit facility.

The current cash and cash equivalents balances denominated in U.S. dollars held by entities having the Canadian dollar as their functional currency (US$38.7 million as at December 31, 2018) are not part of any hedging relationship and, therefore, foreign exchange gains and losses on these balances continue to be presented in the consolidated statement of loss.

As at December 31, 2018 and 2017, the balances in U.S. dollars held by entities having the Canadian dollar as their functional currency were as follows:

		December 31,
	2018	2017
	$	$

Cash and cash equivalents	38,677	43,495
Amounts receivable	1,011	493
Other assets	641	412
Accounts payable and accrued liabilities	(22)	(105)
Revolving credit facility	-	(118,000)

Net exposure, in US dollars	40,307	(73,705)

Equivalent in Canadian dollars	54,987	(92,463)

Based on the balances as at December 31, 2018, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $2.1 million in 2018 ($5.4 million in 2017).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28.	Financial risks (continued)

(a)	Market risks (continued)

(iii)	Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and development mining companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2018, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net earnings by $0.5 million ($0.5 million) and other comprehensive income (loss) by $9.0 million ($9.0 million) for the year ended December 31, 2018. Based on the Company's long-term investments held as at December 31, 2017, a 10% increase (decrease) in the equity prices of these investments would have decreased (increased) net loss by $1.3 million ($1.2 million) and would have increased (decreased) other comprehensive income (loss) by $9.3 million ($9.3 million) for the year ended December 31, 2017.

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, short- term investments, amounts receivable and notes receivable. The Company reduces its credit risk by investing its cash and cash equivalents in high interest savings accounts with Canadian and U.S. recognized financial institutions, in banker’s acceptances and in guaranteed investments certificates issued by Canadian chartered banks. In the case of amounts receivable and notes receivable, the Company performs either a credit analysis or ensures that is has sufficient guaranties in case of a non-payment by the third party to cover the net book value of the note.

The maximum credit exposure of the Company corresponds to the respective instrument’s carrying amount.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments and mining properties and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 20. As at December 31, 2018, cash and cash equivalents are invested in high interest savings accounts held with Canadian and U.S. recognized financial institutions. The Company estimates that with the projected cash flows from operations and the current liquidity position, it has enough funds available to meet its financial liabilities for the next year.

As at December 31, 2018, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the convertible debentures and the revolving credit facility, which are described below:

		As at December 31, 2018
	Amount
	payable		Estimated annual interest payable
	at maturity	Maturity	2019	2020	2021	2022	2023
	$		$	$	$	$	$

Conv. debenture (2016)	50,000	February 12, 2021	2,000	2,000	236	-	-

Conv. debentures (2017)	300,000	December 31, 2022	12,000	12,000	12,000	12,000	-

Revolving credit facility(i)	30,000	November 14, 2022	1,437	1,437	1,437	1,252	-

	380,000		15,437	15,437	13,673	13,252	-

(i)	The maturity date can be extended by one year on each anniversary date. The interest payable is based on the actual interest rate as at December 31, 2018.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly
                (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,322	3,322
Other minerals, oil and gas	-	-	26	26
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Private mining exploration and development companies – precious metals	-	-	56,252	56,252
Publicly traded mining exploration and development companies
Precious metals	35,544	-	-	35,544
Other minerals, oil and gas	12,259	-	-	12,259

	47,803	-	59,600	107,403

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,375	3,375
Other minerals, oil and gas	-	-	4,717	4,717
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Publicly traded royalty companies	25,392	-	-	25,392
Publicly traded mining exploration and development companies
Precious metals	64,254	-	-	64,254
Other minerals, oil and gas	17,195	-	-	17,195

	106,841	-	8,092	114,933

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Fair value of financial instruments (continued)

During the years ended December 31, 2018 and 2017, there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’s specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. Instruments included in Level 2 consist of notes receivable and the liability related to share exchange rights. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each balance sheet date, the fair value of investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cash-flows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

The following table presents the changes in the Level 3 investments (warrants and investments in private companies) for the years ended December 31, 2018 and 2017:

	2018	2017
	$	$

Balance – January 1	8,092	10,935
Acquisitions	3,093	9,662
Deemed acquisition (Note 13)	46,625	-
Exercised	-	(14,170)
Change in fair value - investments exercised(i)	-	3,148
Change in fair value - investments expired(i)	(1,180)	(30)
Change in fair value - investments held at the end of the period(i)	2,970	(1,453)

Balance – December 31	59,600	8,092

(i) Recognized in the consolidated statements of loss under other gains, net (warrants) and in the consolidated statements of other comprehensive loss under changes in fair value of financial assets at fair value through comprehensive income (loss) (investments in private companies).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Fair value of financial instruments (continued)

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase (decrease) in the expected volatility used in the models of 10% would lead to an increase (decrease) in the fair value of the warrants $0.4 million ($0.4 million) in 2018 and $0.7 million ($0.7 million) in 2017.

The fair value of the equity securities of private mining exploration and development companies is determined using a discounted cash flows. The main non-observable inputs used in the models are the expected price of metals and the discount rate. An increase (decrease) in the long-term gold price of 10%, (base price used in the discounted cash flow model is US$1,300 per ounce) would lead to an increase (decrease) in the fair value of the investments in private companies of $6.7 million in 2018 and an increase (decrease) of 100 basis points in the discount rate (the base discount rate used in the discounted cash flow model is 5.1%) would lead to an increase (decrease) in the fair value of the investment of $6.7 million. There were no significant investments in private companies as at December 31, 2017.

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and the long-term debt. The fair values of cash and cash equivalents, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the non-current notes receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt, categorized under Levels 1 and 2, as at December 31, 2018:

December 31, 2018
	Fair	Carrying
	value	amount
	$	$

Long-term debt	375,264	352,769

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2018 and 2017, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North	South
	America(i)	America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2018
Royalties	87,141	538	31	4,400	-	92,110
Streams	16,761	9,696	1,332	-	7,668	35,457
Offtakes	339,074	943	22,888	-	-	362,905

	442,976	11,177	24,251	4,400	7,668	490,472

2017
Royalties	72,427	324	-	1,290	-	74,041
Streams	11,321	5,045	-	-	3,385	19,751
Offtakes	96,941	8	22,475	-	-	119,424

	180,689	5,377	22,475	1,290	3,385	213,216

(i)	94% of revenues from North America were generated from Canada and the United States in 2018 and 2017.

For the year ended December 31, 2018, one royalty interest generated revenues of $58.5 million ($53.8 million for the year ended December 31, 2017), which represented 46% of revenues (57% of revenues for the year ended December 31, 2017) (excluding revenues generated from the offtake interests).

For the year ended December 31, 2018, revenues generated from precious metals and diamonds represented 96% and 3%, respectively, of total revenues (85% and 11% excluding offtakes, respectively). For the year ended December 31, 2017, revenues generated from precious metals and diamonds represented 96% and 4%, respectively, of total revenues (90% and 8% excluding offtakes, respectively).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30.	Segment disclosure (continued)

Royalty, stream and other interests, net

The following table summarizes the royalty, stream and other interests by country, as at December 31, 2018 and 2017, which is based on the location of the property related to the royalty, stream or other interests:

	North	South
	America(i)	America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2018
Royalties	643,193	27,133	10,002	12,180	-	15,215	707,723
Streams	269,257	181,681	3,524	-	85,544	66,404	606,410
Offtakes	58,145	-	8,904	-	33,486	-	100,535

	970,595	208,814	22,430	12,180	119,030	81,619	1,414,668

December 31, 2017
Royalties	713,376	27,047	10,024	12,040	-	8,043	770,530
Streams	382,686	173,591	-	-	78,665	65,136	700,078
Offtakes	56,698	5,109	12,606	-	30,751	-	105,164

	1,152,760	205,747	22,630	12,040	109,416	73,179	1,575,772

(i)	97% of net interests from North America are located in Canada and the United States as at December 31, 2018 (98% as at December 31, 2017).

31.	Related party transactions

During the years ended December 31, 2018 and 2017, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of loss:

	2018	2017
	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	1,409	1,618
Business development expenses	3,749	2,507

Total amounts invoiced to associates	5,158	4,125

An amount of $3.2 million (including sales taxes) is receivable from associates and included in amounts receivable as at December 31, 2018 ($1.2 million as at December 31, 2017).

In 2018, interest revenues of $0.5 million ($0.7 million in 2017) were accounted for with regards to notes receivable from associates. As at December 31, 2018, interests receivable from associates of $1.7 million are included in amounts receivable ($1.2 million as at December 31, 2017).

During the years ended December 31, 2018 and 2017, certain directors and officers of Osisko have participated in financings completed by certain associates.

Additional transactions with related parties are described under Notes 9, 12, 14 and 15.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

32.	Commitments

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production			Per ounce/carat
	to be purchased			cash payment (US$)			Term of	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	agreement

Amulsar stream(1)	4.22%	62.5%		$400	$4		40 years	Nov. 30, 2015

Amulsar offtake (2)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	Nov. 30, 2015

Back Forty stream	18.5% (3)	75%		30% spot price (max $600)	$4		Life of mine	Mar. 31, 2015

Brucejack offtake	50%			Based on quotational period			Until delivery of 3,533,500 ounces Au(4)	Sep. 21, 2015

Mantos stream(5)		100%			25% spot		Life of mine	Sep. 11, 2015
Renard stream(6)			9.6%			Higher of 40% of sales price or $40	40 years	Jul. 8, 2014

Sasa stream(7)		100%			$5		40 years	Nov. 3, 2015

Gibraltar stream(8)		75%			$2.75		Life of mine	Mar. 3, 2017

(1)

Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered. Subject to multiple buy-down options: 50% for $34.4 million and $31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2)

Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3)	The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.
(4)	The Brucejack offtake applies to the sales from the first 7,067,000 ounces of refined gold, of which 3,533,500 ounces are attributable to OBL.
(5)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.
(6)	The stream term shall be automatically extended beyond the initial term for successive 10-year periods. The Renard stream was amended in October 2018 (Note 14).
(7)	The stream term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.
(8)

Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production, which represents 75% of Gibraltar mine’s production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

32.	Commitments (continued)

Investments in royalty and stream interests

As at December 31, 2018, the Company had commitments related to the acquisition of royalties and streams as detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project	US$10.0 million	Positive construction decision.
	(gold stream)	US$30.0 million	First drawdown on debt finance facility.

Victoria Gold Corp.	Eagle Gold project (5% NSR royalty)	$19.6 million	Funded pro rata to drawdowns under the subordinated debt facilities.

Falco Resources Ltd.	Horne 5 project (silver stream)	$25.0 million	Closing of the Silver Stream agreement, net of any amounts owing by Falco to Osisko (Note 12).
		$20.0 million	Receipt of all necessary material third-party approvals,
licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Barkerville Gold Mines Ltd.	Cariboo Gold project (NSR royalty)	$13.0 million	Osisko has the option to acquire an additional 1% NSR royalty for $13.0 million.

Long-term lease agreements

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2029. As at December 31, 2018, minimum commitments remaining under these leases were approximately $13.0 million over the following years:

$

2019	1,542
2020	1,267
2021	1,120
2022	1,120
2023	1,124
2024-2029	6,876

13,049

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

33.	Subsequent events

Credit facility

In January 2019, the Company repaid the remaining outstanding amount of $30.0 million under its revolving credit facility.

2018 NCIB Program

Between January 1 and February 20, 2019, the Company purchased for cancellation a total of 852,500 common shares under the 2018 NCIB Program for a total of $10.2 million.

Dividends

On February 20, 2019, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 15, 2019 to shareholders of record as of the close of business on March 29, 2019.